Exhibit 28

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 8, 2016

(Amendment) Notice Regarding Transfer of Subsidiaries in Association with the Management

Integration with UNY Group Holdings Co., Ltd.

There is an amendment to the announcement in the news release “Notice Regarding Transfer of Subsidiaries in Association with the Management Integration with UNY Group Holdings Co., Ltd.” dated on May 26, 2016 and we hereby announce the amendment.

1.	Overview and Reason of the Amendment

As per the announcement in the news release dated on May 26, 2016, the proposal concerning the Absorption-Type Merger Agreement regarding an absorption-type merger whereby FamilyMart Co., Ltd. (“FamilyMart”) is to be the surviving company and UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) is to be the absorbed company (the “Absorption-Type Merger”) was approved as originally proposed at the annual general shareholders’ meetings of FamilyMart and UNY Group Holdings held on May 26, 2016, and we announced that FamilyMart will succeed to the shares in UNY Co., Ltd. (“UNY”), Circle K Sunkus Co., Ltd. (“CKS”), SAGAMI Co., Ltd. (“Sagami”), UNY (SHANGHAI) TRADING Co., Ltd. (“UNY (SHANGHAI)”), UNY (Cayman Islands) Holding Co., Ltd. (“UNY (Cayman Islands)”) and UCS CO., LTD. (“UCS”), all of which are currently subsidiaries of UNY Group Holdings, directly or indirectly in association with the Absorption-Type Merger, and those companies will become FamilyMart’s subsidiaries on the effective date of the Absorption- Type Merger scheduled on September 1, 2016.

As per UNY Group Holdings’s announcement in the news release “Notice Regarding Demerger (Simplified Absorption-type Demerger)” dated on July 8, 2016, UNY Group Holdings will demerge a part of its GMS (general merchandise stores) business to UNY, its wholly-owned subsidiary, via absorption-type demerger and there will be a change to the number of shares and voting rights of UCS to be succeeded to. The changes are underlined as follows.

UCS CO., LTD.

(1)	Number of shares held before transfer	—shares	(Number of voting rights: —)	(Voting Rights Ratio: —%)
(2)	Number of shares to be succeeded	15,299,700 shares (Indirect: 15,299,700)	(Number of voting rights: 152,997) (Indirect: 152,997)
(3)	Number of shares held after transfer	15,299,700 shares (Indirect: 15,299,700)	(Number of voting rights: 152,997) (Indirect: 152,997)	(Voting Rights Ratio: 81.35%) (Indirect: 81.35%)